UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )

FREESCALE SEMICONDUCTOR

HOLDINGS I, LTD.

(Name of Issuer)

Common Shares, par value $0.01 per share

(Title of Class of Securities)

G3727Q101

(CUSIP Number)

December 31, 2011

(Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G	Page 1 of 9

CUSIP No. G3727Q101

1	NAMES OF REPORTING PERSONS Carlyle Offshore Partners II Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,671,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,671,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,671,482
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.5%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 2 of 9

CUSIP No. G3727Q101

1	NAMES OF REPORTING PERSONS Carlyle Offshore Partners II, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,671,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,671,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,671,482
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.5%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 3 of 9

CUSIP No. G3727Q101

1	NAMES OF REPORTING PERSONS DBD Cayman Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,671,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,671,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,671,482
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.5%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 4 of 9

CUSIP No. G3727Q101

1	NAMES OF REPORTING PERSONS DBD Cayman, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,671,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,671,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,671,482
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.5%
12	TYPE OF REPORTING PERSON OO (Cayman Islands Exempt Company)

SCHEDULE 13G	Page 5 of 9

CUSIP No. G3727Q101

1	NAMES OF REPORTING PERSONS TCG Holdings Cayman II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,671,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,671,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,671,482
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.5%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 6 of 9

CUSIP No. G3727Q101

1	NAMES OF REPORTING PERSONS TC Group Cayman Investment Holdings, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZEN OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 205,671,482
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 205,671,482
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 205,671,482
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 80.5%
12	TYPE OF REPORTING PERSON PN

SCHEDULE 13G	Page 7 of 9

ITEM 1.	(a)	Name of Issuer:

Freescale Semiconductor Holdings I, Ltd. (the “Issuer”)

	(b)	Address of Issuer’s Principal Executive Offices:

6501 William Cannon Dr. West Austin, Texas 78735

ITEM 2.	(a)	Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

Carlyle Offshore Partners II Holdings, Ltd.

Carlyle Offshore Partners II, Ltd.

DBD Cayman Holdings, Ltd.

DBD Cayman, Ltd.

TCG Holdings Cayman II, L.P.

TC Group Cayman Investment Holdings, L.P.

	(b)	Address or Principal Business Office:

The address for each of the Reporting Persons is c/o Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9001, Cayman Islands

	(c)	Citizenship of each Reporting Person is:

Each of the Reporting Persons is organized under the laws of the Cayman Islands.

	(d)	Title of Class of Securities:

Common shares, par value $0.01 per share (“Common Shares”).

	(e)	CUSIP Number:

G3727Q101

ITEM 3.

Not applicable.

SCHEDULE 13G	Page 8 of 9

ITEM 4.	Ownership

Ownership (a-c)

The ownership information presented below represents beneficial ownership of Common Shares of the Issuer as of December 31, 2011, based upon 245,835,050 Common Shares outstanding as of January 27, 2012.

Reporting Person	Amount beneficially owned	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Carlyle Offshore Partners II Holdings, Ltd.	205,671,482	80.5%	0	205,671,482	0	205,671,482
Carlyle Offshore Partners II, Ltd.	205,671,482	80.5%	0	205,671,482	0	205,671,482
DBD Cayman Holdings, Ltd.	205,671,482	80.5%	0	205,671,482	0	205,671,482
DBD Cayman, Ltd.	205,671,482	80.5%	0	205,671,482	0	205,671,482
TCG Holdings Cayman II, L.P.	205,671,482	80.5%	0	205,671,482	0	205,671,482
TC Group Cayman Investment Holdings, L.P.	205,671,482	80.5%	0	205,671,482	0	205,671,482

Freescale Holdings L.P. is the record holder of 196,136,895 Common Shares and a warrant currently exercisable for 9,534,587 Common Shares (together, the “Freescale Shares”). Freescale LP is controlled by its general partner, Freescale Holdings GP, Ltd. Entities that are directly or indirectly controlled by the Reporting Persons hold in the aggregate (1) 1,125,000 Class A limited partnership interests in Freescale Holdings L.P., representing 15.91% of the total Class A limited partnership interests outstanding, and (2) 250 shares of Freescale Holdings GP, Ltd., representing 25% of the total shares outstanding of Freescale Holdings GP, Ltd.

TCG Holdings Cayman II, L.P. is the general partner of TC Group Cayman Investment Holdings, L.P. DBD Cayman, Ltd. is the general partner of TCG Holdings Cayman II, L.P. DBD Cayman Holdings, Ltd. is the sole shareholder of DBD Cayman, Ltd. Accordingly, each of TC Group Cayman Investment Holdings, L.P., TCG Holdings Cayman II, L.P., DBD Cayman, Ltd. and DBD Cayman Holdings, Ltd. may be deemed to be beneficial owners of the Common Shares held by Freescale Holdings L.P.

DBD Cayman Holdings, Ltd. is controlled by its ordinary members, and all action relating to the voting or disposition of the Common Shares requires the approval of a majority of the ordinary members. William E. Conway, Jr., Daniel A. D’Aniello and David M. Rubenstein are the ordinary members of DBD Cayman Holdings, Ltd. and, in such capacity, may be deemed to share beneficial ownership of Common Shares beneficially owned by DBD Cayman Holdings, Ltd. Such individuals expressly disclaim any such beneficial ownership.

Pursuant to an agreement between DBD Cayman Holdings, Ltd. and its Class B member, Carlyle Offshore Partners II, Ltd., (“COPS II”), COPS II has voting power over the Freescale Shares. The sole shareholder of Carlyle Offshore Partners II Ltd. is Carlyle Offshore Partners II Holdings, Ltd., which in turn has 13 members, with no member controlling more than 7.7% of the vote, consisting of William E. Conway, Jr., David M. Rubenstein, Daniel A. D’Aniello, Adam Palmer, Allan Holt, Bruce E. Rosenblum, Curtis L. Buser, Glenn A. Youngkin, Gregory Summe, Jean Pierre Millet, Jeffrey W. Ferguson, Peter J. Clare and Robert G. Stuckey.

ITEM 5.	Ownership of Five Percent or Less of a Class

Not applicable.

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

ITEM 8.	Identification and Classification of Members of the Group

Not applicable.

ITEM 9.	Notice of Dissolution of Group

Not applicable.

ITEM 10.	Certification

Not applicable.

SCHEDULE 13G	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2012

Carlyle Offshore Partners II Holdings, Ltd.

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

Carlyle Offshore Partners II, Ltd.
by: Carlyle Offshore Partners II Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Director

DBD Cayman Holdings, Ltd.

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Ordinary Member

DBD Cayman, Ltd.
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Ordinary Member

TCG Holdings Cayman II, L.P.
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Ordinary Member

TC Group Cayman Investment Holdings, L.P.
by: TCG Holdings Cayman II, L.P., its general partner
by: DBD Cayman, Ltd., its general partner
by: DBD Cayman Holdings, Ltd., its sole shareholder

by:	/s/ Jeremy W. Anderson, attorney-in-fact
Name:	David M. Rubenstein
Title:	Ordinary Member

LIST OF EXHIBITS

Exhibit No.	Description

24	Power of Attorney

99	Joint Filing Agreement